c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

December 15, 2014

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed: November 3, 2014

File No.: 333-198788

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated November 17, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Third Amendment to Registration Statement on Form F-1 (the “Third Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Third Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Third Amendment compared against the Second Amendment to the Registration Statement for your review.

General

1.	We note your response to comment 104 of our letter dated October 25, 2013. It does not appear that you have revised your recent amendment to address this comment as your response indicates. Specifically, it does not appear that you revised your financial statements and disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

We acknowledge the comment and have revised the Third Amendment as requested to provide such post-amendment disclosure throughout the document.

Risk Factors, page 12

We have guaranteed the bank loan of a related party; if this related party fails to pay the ... page 26

2.	Please expand your discussion here to provide more detail regarding Forasen Group’s ability to repay the loans that you have guaranteed. Please also clarify, here or elsewhere as appropriate, whether you intend to guarantee liabilities of related parties in the future.

Pamela A. Long, Assistant Director

December 15, 2014

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on page 26 and reads as follows:

We have guaranteed the bank loan of a related party, Forasen Group, in the amount of RMB19.35 million (approximately $3.1 million) on June 25, 2012 and RMB25 million (approximately $4.1 million) on April 8, 2014. Although we guaranteed certain loans of Forasen Group, we do not intend to guarantee liabilities of related parties in the future once the current loans have matured.

In connection with these loan guarantees, we pledged our building valued at approximately $8.9 million as collateral for Forasen Group's loans. These loans will expire on June 25, 2015 and April 8, 2017, respectively.

At the time we offered these guarantees, we believed Forasen Group would be able to repay (and would in fact repay) such loans based on the following factors:

1.	Forasen Group, like our Company, is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. For this reason, we are aware that Forasen Group has historically had a strong credit history with the banks with which it does business.

2.	As of September 30, 2014, we understand that Forasen Group had approximately RMB15.7 million in cash, RMB383.8 million in current assets and RMB463 million in total assets, compared with approximately RMB306.3 million in current liabilities, RMB36.5 million in loans and RMB34.8 million in notes payable, resulting in a current ratio of 1.51 at such date. Moreover, for the nine months ended September 30, 2014, Forasen Group recorded net income of RMB7.2 million on revenue of RMB437.9 million and gross profit of RMB14 million.

Notwithstanding our perception of Forasen Group’s ability to repay such loans, if it for any reason fails to fully repay these bank loans under its contractual obligation, our buildings may be subject to foreclosure by the bank.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Investing Activities, page 55

3.	You state here that you provided a loan of $2.6 million to a related party in the six months ended June 30, 2014. As Note 12 to the unaudited financial statements makes apparent, this related party was Forasen Group. However, on page 110 you state both that Forasen Group did not owe you anything on December 31, 2013 and that the largest outstanding amount it owed you during the six months to June 30, 2014 was $3.4 million. It appears that you loaned Forasen Group $3.4 million in this period, rather than $2.6 million. Please reconcile your disclosure here and in your discussion of related party transactions.

During the six months ended June 30, 2014, the Registrant made multiple loans to Forasen Group and also received multiple repayments of loans from Forasen Group. The largest outstanding amount Forasen Group owed to the Registrant was approximately $3.4 million (approximately RMB 20.6 million), which was incurred on March 13, 2014. As some of the loans were later repaid, the outstanding balance of loans owed by Forasen Group was decreased to approximately $2.6 million (approximately RMB16.2 million) as of June 30, 2014.

To clarify this matter, we have revised our disclosure on page 55 to read as follows:

The increase in net cash used in investing activities in the six months ended June 30, 2014 was primarily attributable to a an increase of loans made to a related party of approximately $2.6 million compared with repayments of loans to related parties of approximately $1.7 million in the same period in 2013. The largest aggregate amount outstanding at any point during 2014 was approximately $3.4 million. The balance of $2.6 million loans made to related party as of June 30, 2014 was repaid in full in October 2014.

Pamela A. Long, Assistant Director

December 15, 2014

Recent Capital Expenditures and Divestitures, page 98

4.	Refer to the table of expenditures through September 30, 2014. The amount spent on electronic equipment has dropped since your last filing. This table presents all expenditures on these categories since December 31, 2013, and thus it is unclear how the amount spent could have dropped. Please advise.

Our prior disclosure of expenditures on electronic equipment of $8,999 through June 30, 2014 were overstated by approximately RMB22,000 (approximately $3,600) due to a calculation error. We corrected the error in the Second Amendment based on the review of financial statements ended June 30, 2014 and this caused the drop in expenditures on electronic equipment amount through September 30, 2014.

Alternate Page- Prospectus Cover Page

5.	You have added text to the effect that Newbridge will be your placement agent in connection with this offering. These alternate pages refer to the sale of securities by the selling shareholder rather than you. It is unclear why you are referring to Newbridge acting as a placement agent for you, rather than the selling shareholder, as well as why you are referring to paying Newbridge 1.25% of the gross proceeds received by you from the sale of shares. Please revise.

We have revised the registration statement to remove all of the alternate pages because Newbridge has agreed to underwrite, on a firm commitment basis, the sale of all IPO and shareholder shares. Accordingly, separate alternate pages are no longer appropriate. As revised, we have clarified that Newbridge’s commission will be paid at an identical rate as to both IPO and selling shareholder shares.

Alternate Page- Selling Shareholders

6.	Please include the percentage of shares owned by the selling shareholder after the offering including the shares being sold in the primary firm commitment offering. We note the disclosure on page 8.

We acknowledge the comment and have revised the Third Amendment as requested. As noted in response to comment 5, the revisions are made throughout the registration statement to reflect the completion of both the IPO and sale of selling shareholder shares.

Alternate Page- Plan of Distribution

7.	You refer here to securities to be offered and issued by you rather than sold the selling shareholder. Please revise to discuss the plan of distribution for shares sold by the selling shareholder. Please also clarify what is meant by the language “Newbridge Securities Corporation is not purchasing or selling any shares. Therefore, our selling securities holders will enter into a purchase agreement directly with investors in connection with this offering.” This appears to conflict with your statement on the alternate cover page that the offering by your selling shareholders is firmly underwritten by Newbridge. Please revise.

As noted above in response to comment 5, we have revised the registration statement to reflect that the selling shareholder shares will also be firmly underwritten; accordingly this alternate page has been deleted.

Pamela A. Long, Assistant Director

December 15, 2014

Thank you in advance for your assistance in reviewing this response and the Third Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang

Ningfang Liang